                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                            -----------------------

                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                               (AMENDMENT NO. 2)

                            -----------------------

                      STAMFORD TOWERS LIMITED PARTNERSHIP
                         a Delaware Limited Partnership
                           (Name of Subject Company)

                          STEELE HILL PARTNERS L.L.C.
                            AP-GP PROM PARTNERS INC.
                                   (Bidders)

                                DEPOSITARY UNITS
          (representing assignments of limited partnership interests)
                                (Title of Class
                                 of Securities)

                                      NONE
                             (CUSIP Number of Class
                                 of Securities)

                            -----------------------

           Michael L. Ashner                           Copy to:
         Steele Hill Partners L.L.C.                Mark I. Fisher
      100 Jericho Quadrangle, Suite 214          Rosenman & Colin LLP
   Jericho, New York  11735-2717                  575 Madison Avenue
          (516) 822-0022                    New York, New York  10022-2585
                                                    (212) 940-8877

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidders)

                           Calculation of Filing Fee
 ------------------------------------------------------------------------------
|              Transaction             |               Amount of               |
|              Valuation*              |               Filing Fee              |
|              -----------             |               ----------              |
|                                      |                                       |
|               $3,473,000             |                 $694.60               |
 ------------------------------------------------------------------------------



        *For purposes of calculating the filing fee only. This amount assumes the purchase of 2,300,000 Depositary Units ("Units") of the subject company for $1.51 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:    $694.60           Filing Party:  Steele Hill Partners
                           -------                          --------------------
                                                            L.L.C.
                                                            ------
Form or registration no.:  Schedule 14D-1    Date Filed:    February 14, 1997
                           --------------                   --------------------

                        (continued on following pages)

CUSIP No.:  None              14D-1
            ----

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

              Steele Hill Partners L.L.C.

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)
                                                                        (a)  [ ]

                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only



--------------------------------------------------------------------------------
4.  Sources of Funds (See Instructions)

              AF; WC

--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)

                                                                             [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

              Delaware

--------------------------------------------------------------------------------
7.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

              200

--------------------------------------------------------------------------------
8.  Check Box if the Aggregate Amount in Row (7) Excludes
    Certain Shares (See Instructions)

                                                                             [ ]
--------------------------------------------------------------------------------
9.  Percent of Class Represented by Amount in Row (7)

              Less than 1%

--------------------------------------------------------------------------------
10. Type of Reporting Person (See Instructions)

CUSIP No.:  None              14D-1
            ----

-------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

              AP-GP Prom Partners Inc.

--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)
                                                                        (a)  [ ]

                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Sources of Funds (See Instructions)

              N/A

--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)

                                                                             [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

              Delaware

--------------------------------------------------------------------------------
7.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

              200 Units*

--------------------------------------------------------------------------------
8.  Check Box if the Aggregate Amount in Row (7) Excludes
    Certain Shares (See Instructions)

                                                                             [ ]
--------------------------------------------------------------------------------
9.  Percent of Class Represented by Amount in Row (7)

              Less than 1%

--------------------------------------------------------------------------------
10. Type of Reporting Person (See Instructions)

              CO

----------------------
*     Represents Units owned by Steele Hill Partners L.L.C.

                       AMENDMENT NO. 1 TO SCHEDULE 14D-1


    This Amendment No. 2 amends the Tender Offer Statement on Schedule 14D-1 filed with the Commission on February 14, 1997 by Steele Hill Partners L.L.C, a Delaware limited liability company (the "Purchaser"), relating to the tender offer by the Purchaser to purchase up to 2,300,000 of the outstanding Depositary Units ("Units") representing assignments of limited partnership interests of Stamford Towers Limited Partnership, a Delaware limited partnership (the "Partnership"), at a purchase price (the "Purchase Price") equal to $1.51 per Unit, less the amount of any distributions declared or made with respect to the Units between February 14, 1997 (the "Offer Date") and the date of payment of the Purchase Price by the Purchaser, net to the seller in cash, without interest, upon the terms set forth in the Offer to Purchase dated February 14, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer"), to inclue the information set forth below. Terms not otherwise defined herein shall have the meaning ascribed to them in the Offer to Purchase.


Item 10.  Additional Information.
          ----------------------

          Item 10(f) is hereby supplemented as follows:

          The information set forth in the press release attached hereto as Exhibit (a)(5) is incorporated by reference herein.


Item 11.  Materials to be Filed as Exhibits.
          ---------------------------------

          Item 11 is hereby supplemented by adding the following, a copy of which is attached hereto as Exhibit:

          99.(a)(5)   Press Release dated March 14, 1997.

                                   Signatures
                                   ----------

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 14, 1997


                              STEELE HILL PARTNERS L.L.C.

                              By:  AP-GP Prom Partners Inc.,
                                   its Managing Partner



                              By:   /s/ Michael L. Ashner
                                   ----------------------
                              Name:     Michael L. Ashner
                              Title:    Vice-President

                                 Exhibit Index
                                 -------------


                                                           Sequentially
Exhibit No.                   Description                  Numbered Page
-----------                   -----------                  -------------

99.(a)(5)             Press Release dated March 14, 1997